

# Dr. Terry Zickerman · 3rd

CEO at Love Sun Body

Greater New York City Area · 500+ connections · **Contact info**

 **Love Sun Body**

**National University of Health Sciences**

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# Experience



### CEO

Love Sun Body

Apr 2012 – Present · 8 yrs 6 mos

Greater New York City Area

Love Sun Body developed revolutionary 100% Natural Origin Mineral Sunscreen are the first and only sunscreens in the United States that have been certified by Ecocert COSMOS Natural and the FDA OTC Monograph system.

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### Senior Vice President Institutional Sales

Morgan Stanley

Mar 2009 – Mar 2017 · 8 yrs 1 mo

New York, NY

Institutional sales with asset management firms.

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### Senior Vice President Institutional Sales

Citi

Jan 2001 – Jun 2011 · 10 yrs 6 mos

New York, NY

Institutional sales with asset management firms.

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### Senior Vice President Wealth Management
UBS
Oct 1997 – Jan 2001 · 3 yrs 4 mos
New York, NY

## Education



### National University of Health Sciences
Doctorate, BS Biology, Anatomy, Physiology, Human Biochemistry, Microbiology, Pathology, Neuroanatomy, Clinical Practice
1988 – 1992

## Skills & Endorsements

### Capital Markets · 5

**Barbara Young and 4 connections** have given endorsements for this skill

### Management · 3

**Barbara Young and 2 connections** have given endorsements for this skill

### Sales Management · 3

**Barbara Young and 2 connections** have given endorsements for this skill

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